Term Sheet

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 4-I dated November 14, 2011 and

underlying supplement no. 1-I dated November 14, 2011

12-#03-2011-R Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated November 28, 2011; Rule 433

$
Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index due December 19, 2012

General

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The notes are designed for investors who seek early exit prior to maturity at a fixed call premium of 7.00% if, on any one of the weekly Review Dates, the closing level of the S&P 500® Index is at or above the Call Level or who anticipate that the Index closing Level will not be less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Index closing level is less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period, be willing to lose some or all of their principal. Your maximum gain on the notes will be limited to the call premium of 7.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is December 14, 2011.
—	Senior unsecured obligations of JPMorgan Chase & Co. maturing December 19, 2012†
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes are expected to price on or about December 2, 2011 and are expected to settle on or about December 7, 2011.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below.
Call Level:	107% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $70.00 (equal to the call premium of 7.00% × $1,000) if automatically called on any of the Review Dates.
Payment at Maturity:

If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return of 7.00%. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return

If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the notes have not been automatically called, the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has not occurred, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the notes have not been automatically called, the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been automatically called, the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, you will lose some or all of your initial investment at maturity.

Maximum Return:	7.00%, which results in a maximum payment at maturity of $1,070 per $1,000 principal amount note
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Review Dates†:	The third business day of each calendar week, commencing December 14, 2011 and ending on December 12, 2012
Call Settlement Dates†:	The third business day after the applicable Review Date
Observation Date†:	December 14, 2012
Maturity Date†:	December 19, 2012
CUSIP:	48125VDX5
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Autocallable Knock-Out Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 28, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 4-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index	TS-2

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 80% to -100%. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1150 and a Call Level of 1230.50 (which is equal to 107% of the hypothetical Initial Index Level) and reflect the Knock-Out Buffer Amount of 20.00%, the Maximum Return of 7.00% and the call premium of 7.00%. The actual levels will be determined on the pricing date. There will be only one payment on the notes whether automatically called or at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the examples have been rounded for ease of analysis.

If Not Automatically Called				If Automatically Called

Ending Index Level	Index Return	Total Return if Knock-Out Event Has Not Occurred(1)	Total Return if Knock-Out Event Has Occurred(2)	Index Closing Level on any Review Date	Percentage Appreciation/Depreciation on the Applicable Review Date	Total Return for the Applicable Call Settlement Date
2070.000	80.00%	7.00%	7.00%	2070.000	80.00%	7.00%
1897.500	65.00%	7.00%	7.00%	1897.500	65.00%	7.00%
1725.000	50.00%	7.00%	7.00%	1725.000	50.00%	7.00%
1610.000	40.00%	7.00%	7.00%	1610.000	40.00%	7.00%
1495.000	30.00%	7.00%	7.00%	1495.000	30.00%	7.00%
1380.000	20.00%	7.00%	7.00%	1380.000	20.00%	7.00%
1265.000	10.00%	7.00%	7.00%	1265.000	10.00%	7.00%
1230.500	7.00%	7.00%	7.00%	1230.500	7.00%	7.00%
1207.500	5.00%	5.00%	5.00%	1207.500	5.00%	N/A
1178.750	2.50%	2.50%	2.50%	1178.750	2.50%	N/A
1161.500	1.00%	1.00%	1.00%	1161.500	1.00%	N/A
1150.000	0.00%	0.00%	0.00%	1150.000	0.00%	N/A
1092.500	-5.00%	0.00%	-5.00%	1092.500	-5.00%	N/A
1035.000	-10.00%	0.00%	-10.00%	1035.000	-10.00%	N/A
977.500	-15.00%	0.00%	-15.00%	977.500	-15.00%	N/A
920.000	-20.00%	0.00%	-20.00%	920.000	-20.00%	N/A
919.885	-20.01%	N/A	-20.01%	919.885	-20.01%	N/A
862.500	-25.00%	N/A	-25.00%	862.500	-25.00%	N/A
805.000	-30.00%	N/A	-30.00%	805.000	-30.00%	N/A
690.000	-40.00%	N/A	-40.00%	690.000	-40.00%	N/A
575.000	-50.00%	N/A	-50.00%	575.000	-50.00%	N/A
460.000	-60.00%	N/A	-60.00%	460.000	-60.00%	N/A
345.000	-70.00%	N/A	-70.00%	345.000	-70.00%	N/A
230.000	-80.00%	N/A	-80.00%	230.000	-80.00%	N/A
115.000	-90.00%	N/A	-90.00%	115.000	-90.00%	N/A
0.000	-100.00%	N/A	-100.00%	0.000	-100.00%	N/A
(1)	The Index closing level is greater than or equal to 920 (80.00% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2)	The Index closing level is less than 920 (80.00% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1150 to an Index closing level of 1380 on a Review Date. Because the Index closing level on a Review Date of 1380 is greater than the Call Level of 1230.50, the notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount note on the applicable Call Settlement Date.

Example 2: The notes are not automatically called, and the level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1207.50. Because the Ending Index Level of 1207.50 is greater than the Initial Index Level of 1150 and the Index Return of 5% does not exceed the Maximum Return of 7.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1265. Because the Ending Index Level of 1265 is greater than the Initial Index Level of 1150 and the Index Return of 10% exceeds the Maximum Return of 7.00%, the investor receives a payment at maturity of $1,070 per $1,000 principal amount note, the maximum payment at maturity on the notes.

Example 4: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1150 to an Ending Index Level of 977.50. Because a Knock-Out Event has not occurred, even though the Ending Index Level of 977.50 is less than the Initial Index Level of 1150, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index	TS-3

Example 5: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1150 to an Ending Index Level of 805. Because a Knock-Out Event has occurred and the Index Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -30%) = $700

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on any Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $70.00 (equal to a call premium of 7.00% × $1,000). In addition, if the notes have not been automatically called, the notes provide unleveraged exposure to the Index, up to the Maximum Return of 7.00%. Accordingly, the return on your investment, whether at maturity or upon an automatic call, will not exceed 7.00%. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if the Index closing level is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 plus $1,000 × the call premium of 7.00%, which represents the maximum gain on the notes.

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RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00% will terminate. If a Knock-Out Event has occurred, for every 1%

JPMorgan Structured Investments — Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index	TS-4

that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you would lose some or all of your initial investment at maturity.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

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LIMITED RETURN ON THE NOTES — If the notes are automatically called, your potential gain on the notes will be limited to the call premium as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

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IF THE NOTES ARE NOT CALLED EARLY, YOUR MAXIMUM GAIN IS LIMITED TO THE MAXIMUM RETURN — If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 7.00%, regardless of the appreciation in the Index, which may be significant.

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THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the notes are not automatically called and the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your initial investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

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RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood that the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

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REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately two weeks. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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POTENTIAL FOR EARLY EXIT AND 7.00% RETURN ON ANY REVIEW DATE REQUIRES THE INDEX TO APPRECIATE BY AT LEAST 7.00% — The Call Level for each of the Review Dates is set at 107% of the Initial Index Level. Accordingly, the Index must have appreciated by at least 7.00% from the Initial Index Level on any Review Date in order for you to receive the call premium on any Call Settlement Date.

—

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Call Settlement Date or at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan

JPMorgan Structured Investments — Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index	TS-5

Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

—

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the actual and expected volatility of the Index;
—	the time to maturity of the notes;
—	whether a Knock-Out Event has occurred or is expected to occur;
—	the dividend rates on the equity securities underlying the Index;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 6, 2006 through November 25, 2011. The Index closing level on November 25, 2011 was 1158.67. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date, the Observation Date, any Review Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Autocallable Knock-Out Buffered Equity Notes Linked to the S&P 500® Index	TS-6